ILUSTRATO PICTURES INTERNATIONAL INC. 26 Broadway Suite 934 New York NY 10004

May 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Dear Sir or Madam,

Re.: Ilustrato Pictures International Inc.

In response to your letter dated May 7, 2025, we wish to acknowledge receipt of your correspondence and confirm that we have engaged in ongoing communication with your representatives via telephone. We are actively working to rectify and file the correct and amended filings where necessary.

To this end, we have recently engaged Winston & Strawn LLP, a globally renowned law firm with extensive expertise in securities filings, to assist us in addressing these matters.

We apologize for the delays encountered. As previously discussed with your colleagues, our corporate structure involves numerous subsidiary companies listed on the OTC Markets, all of which are subject to audits and reporting requirements. Recently, two subsidiaries encountered complications impacting our compliance timeline:

●	SAML: This subsidiary required amendments as requested by the SEC, and we are currently processing and re-auditing two years of financial statements. Once completed, we will submit the corrected and amended filings for this period.

●	QIND: This subsidiary was sold at the end of 2024 to a NASDAQ-listed company, resulting in a cessation of consolidation during the quarter in which the sale occurred. This sale impacted the two-year audit process for QIND and temporarily prevented ILUS from consolidating its financial statements. Additionally, ILUS transitioned its auditor from Pipara & Co LLP to Bush & Associates and has been diligently working on re-auditing its two-year financials. Due to the complexities introduced by the subsidiaries’ transactions, these audits must be finalized, corrected, and re-issued prior to ILUS completing its own audits.

We remain committed to completing these audits and submitting the necessary filings as promptly as possible. To ensure accuracy and compliance, we have engaged both an accounting advisor and a disclosures advisor to assist in preparing comprehensive, compliant financial statements and disclosures acceptable to the SEC.

We appreciate your patience and understanding, and we anticipate submitting the required filings in due course.

Thank you for your attention to this matter.

Kind Regards

Mr Nicolas Link

CEO

+1 (917) 522 3202	info@ilus-group.com	Registration No. NV20101310973